FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of October 2003

                           HOLMES FINANCING (No 2) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F ...X...          Form 40-F .......

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes .......                No ...X...

Holmes Financing (No. 2) PLC
 Profit & Loss Account
 Period ended 15 October 2003

                                                                                  This Quarter        Prior Quarter
                                                                                   (pound)'000          (pound)'000

 Interest receivable - Inter-company loan                                               15,371               16,187
 Interest receivable - Cash deposits
                                                                           -----------------------------------------
                                                                                        15,371               16,187

 Interest payable - Notes                                                              (15,370)             (16,186)
 Interest payable
                                                                         -------------------------------------------
                                                                                       (15,370)             (16,186)
                                                                           -----------------------------------------
 Net operating income                                                                        1                    1

 Other income                                                                                -                    -
 Operating expenses                                                                          -                    -
                                                                           -----------------------------------------
 Profit on ordinary activities before taxation                                               1                    1

 Taxation                                                                                    -                    -
                                                                           -----------------------------------------
 Profit on ordinary activities after taxation                                                1                    1

 Dividend                                                                                    -                    -

 Retained profit brought forward                                                             6                    5
                                                                           -----------------------------------------
 Retained profit carried forward                                                             7                    6
                                                                           =========================================

 Holmes Financing (No. 2) PLC
 Balance Sheet
 Period ended 15 October 2003

                                                                                    (pound)'00          (pound)'000

 Fixed asset investments
 Loans to Funding                                                                                         1,465,309

 Current assets
 Sundry debtors                                                                             12
 Cash at bank                                                                                8
                                                                           ----------------------
                                                                                            20
                                                                           ----------------------

 Creditors: Amounts falling due within one year
 Sundry creditors                                                                            -
                                                                           ----------------------
                                                                                             -
                                                                           ----------------------
 Net current assets                                                                                              20
                                                                                                --------------------
 Total assets less current liabilities                                                                    1,465,329

 Creditors: Amounts falling due after more than one year
 Amounts due to noteholders                                                                              (1,465,309)
                                                                                                --------------------
 Net assets                                                                                                      20
                                                                                                ====================
 Capital and reserves
 Share capital                                                                                                   13
 Reserves                                                                                                         7
                                                                                                --------------------
                                                                                                                 20
                                                                                                ====================

Holmes Financing (No. 2) PLC
 Notes Outstanding
 Period ended 15 October 2003

                                        Series 1 Class A    Series 2 Class A   Series 3 Class A    Series 4 Class A
 Moody's current rating                              Aaa                 Aaa                Aaa                 Aaa
 S&P current rating                                  AAA                 AAA                AAA                 AAA
 Fitch Ratings current rating                        AAA                 AAA                AAA                 AAA

                                        Series 1 Class B    Series 2 Class B   Series 3 Class B    Series 4 Class B
 Moody's current rating                              Aa3                 Aa3                Aa3                 Aa3
 S&P current rating                                   AA                  AA                 AA                  AA
 Fitch Ratings current rating                         AA                  AA                 AA                  AA

                                        Series 1 Class C    Series 2 Class C   Series 3 Class C    Series 4 Class C
 Moody's current rating                             Baa2                Baa2               Baa2                Baa2
 S&P current rating                                  BBB                 BBB                BBB                 BBB
 Fitch Ratings current rating                        BBB                 BBB                BBB                 BBB

                                        Series 1 Class A    Series 2 Class A   Series 3 Class A    Series 4 Class A
                                                       $                   $            (pound)              (euro)
 Initial note balance                      1,000,000,000       1,000,000,000        500,000,000         500,000,000
 Previous quarter's note principal                     -       1,000,000,000        500,000,000         500,000,000
 Note redemptions                                      -       (250,000,000)                  -                   -
 Outstanding note principal                            -         750,000,000        500,000,000         500,000,000

                                        Series 1 Class B    Series 2 Class B   Series 3 Class B    Series 4 Class B
                                                       $                   $            (pound)              (euro)
 Initial note balance                         37,000,000          37,000,000         19,000,000          21,000,000
 Previous quarter's note principal                     -          37,000,000         19,000,000          21,000,000
 Note redemptions                                      -                   -                  -                   -
 Outstanding note principal                            -          37,000,000         19,000,000          21,000,000

                                        Series 1 Class C    Series 2 Class C   Series 3 Class C    Series 4 Class C
                                                       $                   $            (pound)              (euro)
 Initial note balance                         49,000,000          49,000,000         25,000,000          35,000,000
 Previous quarter's note principal                     -          49,000,000         25,000,000          35,000,000
 Note redemptions                                      -                   -                  -                   -
 Outstanding note principal                            -          49,000,000         25,000,000          35,000,000

                                        Series 1 Class A    Series 2 Class A   Series 3 Class A    Series 4 Class A
 Note interest margins                                 9                  18                 24                  27
 Step up dates                                       N/A          16/10/2007         16/10/2007          16/10/2007
 Step up margins                                     N/A                  36                 48                  54

                                        Series 1 Class B    Series 2 Class B   Series 3 Class B    Series 4 Class B
 Note interest margins                                35                  44                 45                  50
 Step up dates                                16/10/2007          16/10/2007         16/10/2007          16/10/2007
 Step up margins                                     135                 144                145                 150

                                        Series 1 Class C    Series 2 Class C   Series 3 Class C    Series 4 Class C
 Note interest margins                               120                 135                150                 160
 Step up dates                                16/10/2007          16/10/2007         16/10/2007          16/10/2007
 Step up margins                                     220                 235                250                 260

 Interest payment cycle               Quarterly
 Interest payment date                15th or next business day
 Next interest payment date           15/01/2004


 Liquidity facility limit             (pound) 25,000,000
 Liquidity facility drawn                            Nil
 Liquidity facility available         (pound) 25,000,000

Holmes Trustees Limited
 Profit & Loss Account
 Period ended 15 October 2003

                                                                      This Quarter       Prior Quarter
                                                                       (pound)'000         (pound)'000

 Interest receivable - Mortgages                                           297,352             279,166

 Interest receivable - Cash Deposits                                         4,394               4,253
                                                                ---------------------------------------
                                                                           301,746             283,419

 Interest payable - Mortgages                                             (297,352)           (279,166)
 Interest payable - Cash Deposits                                           (4,394)             (4,253)
                                                                ---------------------------------------
                                                                          (301,746)           (283,419)

                                                                ---------------------------------------

 Net operating income                                                            -                   -


 Fees receivable                                                             4,370               3,065
 Fees payable                                                               (4,370)             (3,065)

 Operating expenses                                                         (5,417)             (4,476)
 Provision charges                                                             (75)               (395)

 Other income                                                                5,492               4,870

                                                                 --------------------------------------

 Profit on ordinary activities before taxation                                  (0)                  -


 Taxation                                                                        -                   -

                                                                 --------------------------------------

 Profit on ordinary activities after taxation                                   (0)                  -


 Dividend                                                                        -                   -


 Retained profit brought forward                                                 -                   -

                                                                 --------------------------------------

 Retained profit carried forward                                                (0)                  -
                                                                 ======================================


 Holmes Trustees Limited
 Balance Sheet
 Period ended 15 October 2003

                                                                       (pound)'000         (pound)'000

 Fixed asset investments
 Mortgage loans secured on residential property                                             23,300,429

 Current assets
 Bank interest receivable                                                      695
 Cash at bank                                                              266,348
 Other debtors                                                              25,377
 Taxation                                                                        6
 Amounts due from Funding                                                   59,457
                                                                ---------------------
                                                                           351,883
                                                                ---------------------

 Creditors: Amounts falling due within one year
 Amounts due to Seller                                                     (85,188)
 Sundry creditors                                                             (347)
                                                                 --------------------
                                                                           (85,535)
                                                                 --------------------

 Net current assets                                                                            266,348
                                                                                    -------------------
 Total assets less current liabilities                                                      23,566,777

 Creditors: Amounts falling after more than one year
 Seller share of mortgage loans                                                             (9,255,734)
 Funding share of mortgage loans                                                           (14,044,695)

 Seller share of cash at bank                                                                 (266,348)
 Funding share of cash at bank                                                                       -
                                                                                    -------------------

 Net assets                                                                                          0
                                                                                    ===================

 Capital and reserves
 Share capital ((pound)2)                                                                            0
 Reserves                                                                                            0
                                                                                    -------------------
                                                                                                     0
                                                                                    ===================


Holmes Funding Limited
 Profit & Loss Account
 Period ended 15 October 2003

                                                This Quarter      Prior Quarter
                                                 (pound)'000        (pound)'000


 Interest receivable - Mortgages less Swaps          148,399            150,966
 Interest receivable - Cash Deposits                   8,679             11,954
                                             -----------------------------------

                                                     157,078            162,920

 Interest payable - Inter-company loans             (140,979)          (158,192)
 Interest payable - Start up loans                      (700)              (715)
                                             -----------------------------------
                                                    (141,679)          (158,907)

                                             -----------------------------------

 Net operating income                                 15,399              4,013

 Other income                                          5,216              4,715
 Operating expenses                                   (7,179)            (6,845)
 Deferred consideration                              (13,476)            (1,860)

                                             -----------------------------------
 Profit/(loss) on ordinary activities
  before taxation                                        (40)                 23


 Taxation                                                238                 (5)

                                             -----------------------------------
 Profit/(loss) on ordinary activities after
  taxation                                               198                 18

 Dividend                                                  -                  -

 Retained profit/(loss) brought forward              (14,666)           (14,684)

                                             -----------------------------------
 Retained profit/(loss) carried forward              (14,468)           (14,666)
                                             ===================================

 Holmes Funding Limited
 Balance Sheet
 Period ended 15 October 2003

                                                    (pound)'000     (pound)'000

 Fixed asset investments
 Beneficial interest in Trust mortgage
  portfolio                                                          14,044,695
 Beneficial interest in Trust cash at bank                                    -

 Current assets
 Deferred expenditure (costs of securing)                26,704
 Sundry debtors                                          29,303
 Taxation                                                 4,421
 Cash at bank:
      Reserve funding                                   295,622
      Transaction account                                 1,717
      Funding GIC account                                 1,979
                                               -------------------

                                                        359,746
                                               -------------------

 Creditors: Amounts falling due within one year
 Deferred consideration creditor                        166,837
 Interest payable accrual                                 4,415
 Amounts due to Trustee                                  59,457
 Sundry creditors                                         8,648
                                                ------------------

                                                        239,357
                                                ------------------

 Net current assets                                                     120,389
                                                                 ---------------
 Total assets less current liabilities                               14,165,084

 Creditors: Amounts falling due after more than one year
 Inter-company loans                                                (14,110,038)
 Start up loans                                                         (69,514)
                                                                 ---------------
 Net assets                                                             (14,468)
                                                                 ===============
 Capital and reserves
 Share capital ((pound)2)                                                     -
 Reserves                                                               (14,468)
                                                                 ---------------
                                                                        (14,468)
                                                                 ===============

 Holmes Funding Limited
 Notes to Balance Sheet
 Period ended 15 October 2003

                                                                    (pound)'000    (pound)'000
 Balance on cash accumulation ledger                                        Nil
                                                               =================


 Available credit enhancement


                                                                    First Reserve   Second Reserve

 Reserve funds at closing                                               238,731         56,891
                                                               --------------------------------
 Initial closing reserve funds                                          229,933         56,891
 Drawings to make bullet repayment                                            -              -
 Other drawings                                                               -              -
 Transfers from revenue receipts                                          8,798            (0)
                                                            -----------------------------------
 Closing reserve balance                                                238,731         56,891
                                                            -----------------------------------
 Target reserve funds                                                   350,000        160,930
                                                               ================================

 Principal deficiency ledger                                                AAA            BBB

 Opening PDL balance                                                        Nil            Nil
 Losses this quarter                                                          -              -
 PDL top up from revenue income                                               -              -
                                                            -----------------------------------
 Closing PDL balance                                        Nil             Nil            Nil
                                                            ===================================

 Start up loan outstanding

 Opening balance                                                         73,229
                                                               -----------------
 Initial start up loan (incl. accrued interest)                          14,792
 Second start up loan (incl. accrued interest)                           14,742
 Third start up loan                                                     17,500
 Fourth start up loan                                                     7,500
 Fifth start up loan                                                      5,100
 Sixth start up loan                                                      6,100
 Seventh start up loan                                                    3,780
                                                               -----------------
                                                                         69,514
 Accrued interest                                                         4,415
 Repayments made                                                              -
                                                            --------------------
 Closing balance                                                         73,929
                                                            ====================

 Liquidity facility

 Liquidity facility limit                                                25,000
 Liquidity facility drawn                                                     -
 Liquidity facility available                                            25,000


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HOLMES FINANCING (No 2) PLC




      Dated: 5 November, 2003                       By /s/ Natalie Weedon
                                                   (Authorised Signatory)